Exhibit (a)(7)

Team Software Completes Partial Cash Tender Offer
for TTI Team Telecom International Ltd.

PETACH TIKVA, ISRAEL, March 17, 2003 — Team Software Industries Ltd. announced today that it has successfully completed its tender offer to purchase 650,000 ordinary shares of TTI Team Telecom International Ltd. (Nasdaq: TTIL) for $6.00 per share in cash. The tender offer, which commenced on February 7, 2003, expired at 5:00 p.m., New York time, on Friday, March 14, 2003.

Team Software has been advised by the depositary for the tender offer that, as of the expiration of the tender offer, a total of 2,698,421 shares had been validly tendered and not withdrawn pursuant to the offer. As contemplated in its offer to purchase, Team Software has accepted for purchase 650,000 shares on a pro rata basis from all tendering shareholders, based on a final proration factor of 24.08816%. Payment for the shares accepted, and the return of all other shares tendered, will be made promptly through American Stock Transfer & Trust Company, the depositary for the tender offer.

After payment for the shares tendered in the offer and accepted for payment, Team Software will own 5,962,550 ordinary shares of TTI, representing approximately 50.22% of the outstanding share capital of TTI.

Forward-Looking Statements:
This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of TTI. Team Software undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Team Software:
Team Software is an Israeli private holding company wholly owned by Team Computer and Systems Ltd. (an Israeli company whose shares are listed on the Tel Aviv Stock Exchange that performs computer system integration and other value-added services (TASE: TEAM)).

Team Software Contact: Mr. Shimshon Tauber +972-3-972-8300